650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

March 10, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephen Krikorian
Melissa Walsh
Maryse Mills-Apenteng
Matthew Crispino

Re:	SouFun Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 3, 2013

Form 6-K

Filed February 13, 2014

File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we have orally requested that the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) provide the Company with an extension of time to respond to the comments of the Staff contained in the letter dated February 25, 2014 relating to the Company’s annual report on Form 20-F referenced above (the “20-F”).

Pursuant to a telephone discussion with Melissa Walsh of the Staff, I understand that the Staff has granted the Company an extension until March 18, 2013 in order to enable SouFun to respond with more thorough information. SouFun has advised me that it expects to respond to the Comment Letter on or before March 18, 2013.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE     HONG KONG    NEW YORK    PALO ALTO    SAN DIEGO    SAN  FRANCISCO SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

Re: SouFun Holdings Limited

March 10, 2014

Should the Staff have any additional comments or questions, please contact me at (650) 320-4509.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Julia Reigel

Julia Reigel

cc:	SouFun Holdings Limited
Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.
Barry E. Taylor
Kefei Li

Ernst & Young Hua Ming LLP
Eric Li
Kay Deng